Exhibit 4.3

Royal Ahold
Supervisory Board

Albert Heijnweg 1, 1507 EH Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Telefax +31 75 659 83 53
Telephone +31 75 659 91 11
Direct Dial +31 75 659 56 25

Date

Reference

Employment agreement

The undersigned:

1.	Royal Ahold N.V., established at ZaandaM, the Netherlands, represented by its Supervisory Board (the “Supervisory Board”), hereinafter “AHOLD”;

and

2.	Mr. Peter N. Wakkie, residing at , the Netherlands, hereinafter “the Chief Corporate Governance Counsel” (“CCGC”);

Whereas:

The Supervisory Board will put forward a proposal to appoint the CCGC as Chief Corporate Governance Counsel of the Executive Board of AHOLD (the “Executive Board”) with the job title of Executive Vice President of Royal Ahold at the first General Meeting of Shareholders of AHOLD following the meeting on September 4, 2003 (the “General Meeting of Shareholders”).

Pending this appointment by the General Meeting of Shareholders, AHOLD wishes to (a) secure that the CCGC will assume certain responsibilities on an interim basis and (b) set out the terms and conditions of the CCGC’s employment with AHOLD.

Declare and have agreed as follows:

1.	Date of Commencement of Employment and Position

1.1	The CCGC enters into an employment agreement with AHOLD for an indefinite period of time, effective as per October 15, 2003 (hereinafter: the “Date of Employment”).

1.2	Initially, the CCGC shall carry out certain duties and responsibilities – to be agreed between the Supervisory Board and the CCGC – on an interim basis. Upon the appointment by the General Meeting of Shareholders, the CCGC will serve, in the position of interim Chief General Counsel of the Executive Board (in Dutch: ‘statutair directeur’).

1.3	The CCGC’s place of employment will be the office of AHOLD in the Netherlands.

1.4	The CCGC shall fulfil all obligations vested in him by law, and/or as are laid down in the articles of association of AHOLD and/or in instructions in a management regulation to be determined (to be applicable to the CCGC), if any, within the Executive Board after the appointment of the CCGC’s in such Executive Board. The CCGC will carry, as a member of the Executive Board, full and joint responsibility for all activities of AHOLD. The operative mode of the Executive Board is one of consensus under the chairmanship of the President. Nevertheless, every member of the Board is entrusted with specific responsibilities.

1.5	The CCGC is obliged to do or to refrain from doing all that CCGCs in similar positions should do or should refrain from doing. The CCGC shall fully devote himself, his time and his energy to promoting the interest of AHOLD.

1.6	The CCGC may fulfil non-executive board positions (not being chairman positions) and/or other outside functions, only with the prior consent of the Supervisory Board of AHOLD, which consent AHOLD shall not unreasonably withhold.

2.	Notice of Termination

2.1	The CCGC’s employment agreement shall terminate in connection with the CCGC reaching his pensionable age:

•	upon the CCGC’s request after reaching the age of 60 in which case no notice period will have to be observed.

•	by decision of AHOLD after the CCGC reaching the age of 60 in which case no notice period will have to be observed.

•	in any event, without notice being required, on the first day of the month following the date on which the CCGC reaches the age of 62.

2.2	This agreement may be terminated with due observance of a notice period of 3 months for AHOLD and 3 months for the CCGC.

3.	Salary

3.1	The CCGC’s base salary shall amount to gross Euro 500,000 per year (inclusive holiday allowance). The possibility exists that the CCGC may be appointed a director of AHOLD USA or another affiliate of AHOLD and the CCGC’s total remuneration may be apportioned between AHOLD and the AHOLD affiliate(s) accordingly. The allocation of the CCGC’s salary between the Netherlands and the United States will be justified based on facts and circumstances of the CCGC’s employment and be in line with AHOLD’s policy regarding the allocation of base salary for members of the Executive Board based in the Netherlands. This will be further defined.

The Dutch part of the base salary shall be paid in 13 equal installments at the end of each 4-week period.

4.	Bonus and Stock Options

4.1	AHOLD shall pay the CCGC a bonus based on targets set, by mutual agreement, between the CCGC and the Supervisory Board and acceptable within the general remuneration policy (to be) approved by the general meeting of shareholders and will be payable in a single payment. The target bonus amounts to one time the annual base salary, as that will be determined from year to year.

4.2	The CCGC may participate in the AHOLD Stock Option Plan, for the first time in 2004. The number of stock options will be determined by ESOS on the recommendation of AHOLD’s Supervisory Board. Currently, the Supervisory Board is recommending that members of the Executive Board be granted 75,000 options. The grant must be acceptable within the general remuneration policy (to be) approved by the general meeting of shareholders.

4.3	The CCGC will be granted 150,000 shares of common stock under a so-called Restricted Stock Key Management Retention Agreement of which 50% in December 2004 and 50% in December 2005. The grant must be acceptable within the general remuneration policy (to be) approved by the general meeting of shareholders. All tax consequences shall be for the account of the CCGC.

5.	Expenses and Company Car

5.1	AHOLD shall reimburse reasonable expenses incurred by the CCGC in the performance of his duties upon submission of all the relevant invoices and vouchers.

5.2	AHOLD shall pay the CCGC each period of 4 weeks an allowance of Euro 680 net in addition to his salary for out-of-pocket expenses.

5.3	AHOLD shall provide the CCGC with a company car for the performance of his duties (not for private use) and on such further conditions as shall be determined by AHOLD from time to time. The CCGC shall have the free usage of the services of a private driver, in connection with business-related travel by car.

5.4	AHOLD shall pay those costs of a home telephone, mobile phone, fax machine, computer/laptop and home e-mail/internet access for the CCGC to the extent that those costs are reasonable. A taxable inclusion, required by Dutch fiscal law, will be applied in payroll.

6.	Holidays

6.1	The CCGC shall be entitled to a reasonable amount of working days vacation per year, in line with the Dutch and Ahold practices. In taking vacation, the CCGC shall duly observe the interests of AHOLD.

7.	Insurances and pension

7.1	The CCGC may participate in the group health insurance contract at De Amersfoortse insurance company. AHOLD shall contribute Euro 1,948 gross (2003) annually as contribution in the premium for medical costs insurance for the CCGC.

7.2	AHOLD shall maintain suitable and adequate insurance in respect of managing director’s liability in order to indemnify the CCGC from all losses, liabilities and costs that he may incur arising out of the liability as managing director of AHOLD.

7.3	AHOLD shall indemnify and hold the CCGC harmless for all liabilities incurred by the CCGC in the performance of his duties hereunder, and/or in connection with any position the CCGC will hold within the Ahold group or associated company/ies, to the extent provided for under Dutch law. Such indemnification shall also include all expenses (including all attorney’s fees and legal expenses) incurred by the CCGC.

7.4	The CCGC shall participate in the Dutch AHOLD Pension Scheme for members of the Executive Board (Pensioenreglement Raad van Bestuur Ahold). If and to

the extent that a fixed part of the base salary is allocated to the United States, the CCGC shall participate in the Ahold USA, Inc. Retirement Benefit Plan for the Members of the Managing Board. Participation shall be based on the base salary allocated to the respective jurisdictions in accordance with article 3.1.

8.	Sickness

8.1	In the event of sickness, AHOLD shall pay to the CCGC as per the first day of sickness his base salary and benefits as defined in articles 3,4, 5.4., and 7, up to a maximum of 52 weeks as from the first day of sickness, according to the requirements of the Dutch Civil Code.

9.	Termination by AHOLD for cause

9.1	AHOLD may at any time terminate the CCGC’s employment with immediate effect for “Cause” (as defined in article 7:678 of the Dutch Civil Code).

10.	Confidentiality

10.1	The CCGC shall throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual any information of a confidential nature concerning the AHOLD group or other companies affiliated with AHOLD, which has become known to the CCGC as a result of his employment with AHOLD and of which the CCGC knows or should have known to be of a confidential nature.

11.	Gifts

11.1	The CCGC shall not in connection with the performance of his duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from third parties. This does not apply to customary promotional gifts of little value.

12.	Amendments

12.1	Amendments to this agreement may only be agreed upon in writing and with regard to AHOLD, solely when a decision to that effect has been taken by the competent body of AHOLD.

13.	Applicable Law

13.1	This agreement is governed by the laws of the Netherlands.

In witness whereof this agreement has been signed and executed in duplicate this Thursday, October 9, 2003.

/s/ Henny de Ruiter	/s/ CCGC

AHOLD	CCGC

by Henny de Ruiter

(subject to approval of the full Supervisory Board)